EXHIBIT 99.1

NICE Completes Acquisition of Actimize

Pioneering Convergence of Real-Time Transaction and Interaction Analytics Solutions

Ra’anana, Israel, August 30, 2007 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions™ to drive performance, today announced the completion of its acquisition of Actimize, the leading provider of transactional risk management software for the financial services industry. The acquisition, originally announced on July 2nd, 2007, was for a total consideration of approximately $280 million. The consideration comprises of approximately 80% paid in cash and approximately 20% by allocating NICE ordinary shares.

“The initial indications coming from customers of NICE and Actimize acknowledge the clear, visible, synergies and business opportunities this combination creates,” said Haim Shani, Chief Executive Officer, NICE Systems Ltd.

“The Actimize acquisition constitutes a major milestone in the execution of NICE’s growth strategy. Bringing together Actimize’s and NICE’s solutions establishes NICE as an enterprise-wide analytics powerhouse and the combined solution constitutes a breakthrough in processing, analyzing, and cross-referencing information from customer transactions and interactions. This unique combination, will enable to take millions and millions of transactions and interactions, and handle huge masses of data, comprising a full view of the customer touch points within the organization,” concluded Mr. Shani.

Successfully closing the acquisition a month before the end of the third quarter of 2007, earlier than previously communicated, NICE now expects an additional contribution of approximately $3 million in non-GAAP revenues and a dilution of 1 to 2 cents in non-GAAP EPS in the third quarter 2007. The company expects to record transaction related costs and write-offs that will affect third quarter 2007 GAAP results.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

NICE Trademarks:
360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.